

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Kent Christensen
General Counsel
Solo Brands, Inc.
1001 Mustang Dr.
Grapevine, TX 76051

> **Re: Solo Brands, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 20, 2023**
> **File No. 333-271341**

Dear Kent Christensen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing